EXCELLENCE

07024815

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. CN.394/2007

June 26, 2007

SEC MAIL PROCESSING
RECEIVED
JUN 2 6 2007
WASH, D.C. 185 SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
JUL 03 2007
THOMSON
FINANCIAL

June 26, 07

dw 7/2

ธนาคารกสิกรไทย
KASIKORNBANK

Piengchai Pookakupt, Ph.D.
Executive Vice President

Ref. TS.016/2007

June 25, 2007

To President
The Stock Exchange of Thailand

Subject : Acquisition of ordinary shares in National ITMX Co.,Ltd.

KASIKORNBANK PCL ("KBank") would like to inform the Stock Exchange of Thailand ("SET") that KBank acquired ordinary shares in National ITMX Co.,Ltd. ("the Company"). The details of the transaction are as follows:

Transaction date:	June 25, 2007
Relevant party:	PCC Capital Co.,Ltd.
Type of asset:	Ordinary shares in National ITMX Co.,Ltd. in the amount of 36,221 shares, corresponding to 7.24% of paid up share capital
Type of Transaction:	KBank bought the ordinary shares of the Company, based on the quantity of service consumed
Number of shares held before transaction:	42,000 ordinary shares, corresponding to 8.40% of paid up share capital
Number of shares held after transaction:	78,221 ordinary shares, corresponding to 15.64% of paid up share capital
Objective of transaction:	To comply with the Company Shareholders Agreement dated July 19, 2005

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt, Ph.D.
Executive Vice President

Type of business:	Providing electronic payment services to businesses, individuals and local and international banks using IT infrastructure
Transaction value:	905,525 Baht (25% paid up capital)

However, National ITMX Co.,Ltd. has notified KBank that the payment of additional 75% paid up capital of 77,231 ordinary shares, equivalent value of 5,792,325 Baht, should be made on July 5, 2007.

The transaction was not classified as connected transaction under the SET regulation, and size of the transaction is not subject to the rules of acquisition or disposal of assets.

KBank received the approval from the Bank of Thailand for the above transaction by the letter reference number Phor.Kor.Tor. (02) 497/2550 dated June 5, 2007.

Please be informed accordingly.

Yours Sincerely,

P. Pookakupt

END